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                              August 5, 2020

       Daniel Hodges
       Chief Executive Officer
       ComSovereign Holding Corp.
       5000 Quorum Drive, STE 400
       Dallas, TX 75254

                                                        Re: ComSovereign
Holding Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 10,
2020
                                                            CIK No. 0001178727

       Dear Mr. Hodges:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form S-1

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications. Please contact the staff member associated with the review of this
filing to discuss how to submit the materials, if any, to us for our review.
 Daniel Hodges
FirstName  LastNameDaniel Hodges
ComSovereign   Holding Corp.
Comapany
August     NameComSovereign Holding Corp.
       5, 2020
August
Page 2 5, 2020 Page 2
FirstName LastName
Prospectus Summary
Our Company, page 1

2. We note that you define the ComSovereign Acquisition on page F-8. Please revise to also include this information in this section, indicating which entities were acquired by the
         COMSovereign Group prior to the acquisition.
Selected Financial Information, page 6

3. Refer to the pro forma as adjusted balance sheet information. Please expand footnote (1)
         to disclose the amount of any net proceeds that will be used to repay outstanding debt and how the amount is reflected in the pro forma as adjusted column. Reference is made to the tabular presentations under Use of Proceeds on page 29 where you indicate you will use net proceeds to repay outstanding indebtedness.
Risk Factors
We may not generate sufficient cash flows..., page 8

4. Noting your recurring net losses, please revise to state for how long your current working capital will cover your expenses. State whether and to what extent this offering will meet your needs for working capital. Also, we note that a portion of the proceeds from this offering will be used for the repayment of debt. Describe how this intended repayment will effect your interest expense going forward and results of operations.
Capitalization, page 31

5. Please expand the stockholders' equity section of the table to include all individual line items as shown in the equity section of the consolidated balance sheet on page F-3. In addition, please revise the current liabilities section of the Capitalization table to instead present the individual line item amounts pertaining to short and long-term debt from page
         F-3, such as the line of credit, notes payable - related party, current portion of long-term debt, net of unamortized discounts and debt issuance costs, and any other debt. Also, the total capitalization line item should be the aggregate of your total short and long-term debt plus total stockholders' equity. Please advise or revise accordingly. Daniel Hodges
FirstName  LastNameDaniel Hodges
ComSovereign   Holding Corp.
Comapany
August     NameComSovereign Holding Corp.
       5, 2020
August
Page 3 5, 2020 Page 3
FirstName LastName
Dilution, page 32

6. Refer to the second paragraph of your discussion of net tangible book value as of
         December 31, 2019. It is unclear as to your calculation of $93,718,214 or $0.73 per share of common stock. In this regard, the net tangible book value and related per share should be calculated based on total assets, excluding the amount of intangible assets and goodwill, to arrive at net tangible assets and then deducting the total liabilities. We instead recompute a net tangible book value deficit of $(4,716,900) or $(0.04) per common share at December 31, 2019. In the next amendment, if updated with interim financial statements, your computation should be based on the most recent balance sheet date. Please revise or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Line of Credit and Debt Agreements
Secured Notes Payable, page 39

7. We note your disclosure on page 40 that you entered into a $600,000 secured business loan bearing interest at 81.74% per annum. Please revise your disclosure to provide more information regarding this loan, including the counterparty and the reason for the loan at that particular interest rate.
Business
Our Industry
The Challenges of Connectedness, page 49

8. We note your disclosure that you are providing economical solutions and infrastructure building blocks to lower-income geographic areas around the world. We note also that you state on page 15 that approximately 15% of your revenues were derived from sales outside of the United States and your disclosure on page 35 that 34% of your sales were to customers located outside of the United States, primarily in Saudi Arabia and Canada.
         Please revise your disclosure to describe your international business in more detail, including your focus on lower-income geographic areas.
Certain Relationships and Related Transactions
Related Party Transactions, page 80

9. Please provide the approximate dollar value of the amount involved in the Global Security
         Innovative Strategies transaction.
 Daniel Hodges
FirstName  LastNameDaniel Hodges
ComSovereign   Holding Corp.
Comapany
August     NameComSovereign Holding Corp.
       5, 2020
August
Page 4 5, 2020 Page 4
FirstName LastName
Consolidated Statement of Stockholders' Equity, page F-6

10. Refer to your narrative discussions of the Acquisition of ComSovereign Corp. and the
         Corporate History of ComSovereign beginning on page F-8. Please confirm to us that the capital structure of your Company as of December 31, 2019, as shown in the statement of shareholders' equity, subsequently represents the legal capital structure of the legal acquiror, Drone Aviation Holding Corp., which also changed its corporate name on
         December 10, 2019 to ComSovereign Holding Corp. We do note your disclosure on page
         F-8 that for each share of ComSovereign common stock, the stockholder (presumably the former stockholders of ComSovereign) received 1.8902 shares of the Company's
         (presumably, Drone Aviation Holding Corp.'s) common stock. Further, please explain to us how you arrived at the 44,739,551 and 33,326,243 common share issuances shown on page F-6.
        You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing